
August 20, 2020

Lawrence Angelilli
Chief Financial Officer
MoneyGram International Inc
2828 N. Harwood St., 15th Floor
Dallas, Texas 75201

      Re: MoneyGram International Inc
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Response dated August 6, 2020
          File No. 1-31950

Dear Mr. Angelilli:

     We have reviewed your August 6, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Note 18 - Related Paerties, page F-44

1.   We note your response to comment 2. You state that you determined $4.10 per share is the best estimate of fair value as of the transaction date, considering both information known to Ripple and Moneygram in entering into the arrangement and the other factors you identified in previous responses and submissions. ASC 820 states that a quoted price in an active market provides the most reliable evidence of fair value and shall be used without adjustment to measure fair value whenever available, except in the limited circumstances (ASC 820-10-35-41C). Please address the following:

     •   Your common stock is actively traded on an exchange and the price per share as of the transaction date was below $4.10 per share. As a result, tell us how you determined it was appropriate to adjust the Level 1 input, citing the specific sub-paragraph in ASC 820-10-35-41C you relied upon.

- Describe the adjustments you made to the Level 1 input as of the transaction date, both qualitatively and quantitatively, to arrive at a $4.10 per share fair value and whether these adjustments were observable or unobservable. In your response, address which paragraphs within ASC 820 you relied upon in making these adjustments, as appropriate. For example, ASC 820-10-35-36B addresses the application of an adjustment when a market participant would take into account the characteristic of the asset or liability in a transaction.
- Tell us which level the $4.10 per share is within the fair value hierarchy.

2.   We further note your response to comment 2 that on the conference call on July 9, 2020 the company mistakenly indicated its accounting for the SPA and commercial agreement. Please describe your process, and related internal controls, for the accounting for the two Ripple agreements, including the valuation of both the equity issued and the commercial agreement. Tell us whether the related internal controls were operating effectively as of December 31, 2019.

     You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services